

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2016

Via E-mail
Kevin Amolsch
PFG Fund III, LLC
10200 W 44th Ave Suite 220
Wheat Ridge, CO 80033

> **Re: PFG Fund III, LLC**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 22, 2016**
> **CIK No. 0001594139**

Dear Mr. Amolsch:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note your response to comments 3 and 4. It is unclear how the Manager's right to 100% of distributable cash reconciles with the company's obligation to transfer funds to a liquid account to repay redemption requests. Please revise to explain how you define "distributable cash" and how these two provisions work together. In this regard, clarify if the company's obligation to deposit the principal balance and interest from loans into a liquid account to fund redemption requests would take precedence, and therefore would necessarily occur before determining if the company had any distributable cash available for the Manager.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti
        Trowbridge Taylor Sidoti, LLP